Exhibit 99.3

LUFAX HOLDING LTD

(Incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: LU)

PROXY CARD FOR EXTRAORDINARY GENERAL MEETING (OR ANY ADJOURNMENT THEREOF) TO BE HELD

AT NO. 1333 LUJIAZUI RING ROAD, PUDONG NEW DISTRICT, SHANGHAI, THE PEOPLE’S REPUBLIC OF CHINA

ON APRIL 12, 2023 AT 9:00 A.M. (LOCAL TIME)

I/We,
Please Print Name(s)

of
Please Print Address(es)

the undersigned, being the registered holder(s) of ordinary shares (Note 1), par value US$0.00001 per share, of Lufax Holding Ltd (the “Company”), hereby appoint the Chairman of the Extraordinary General Meeting (Note 2) or of

as my/our proxy to attend and act for me/us at the Extraordinary General Meeting and at any adjournment(s) or postponement(s) thereof, and in the event of a poll voting, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit.

	PROPOSALS	FOR (Note 3)	AGAINST (Note 3)	ABSTAIN (Note 3)
1.

As a special resolution,

THAT, conditional upon and with effect from the Company’s proposed listing on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), the Fifth Amended and Restated Memorandum of Association and the Eighth Amended and Restated Articles of Association be amended and restated by the deletion in their entirety and by the substitution in their place of the Sixth Amended and Restated Memorandum of Association and the Ninth Amended and Restated Articles of Association in the form as Appendix I as attached to the notice of the Extraordinary General Meeting.

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2.

As an ordinary resolution,

THAT, immediately effective upon the shareholders’ approval at the Extraordinary General Meeting, (a) the Phase II Share Incentive Plan of the Company be terminated, to merge the award pool of the Phase II Share Incentive Plan of the Company with the award pool of the Phase I Share Incentive Plan of the Company, (b) the Phase I Share Incentive Plan of the Company be amended and restated, in substantially the form as Appendix II as attached to the notice of the Extraordinary General Meeting, to merge the award pool of the Phase II Share Incentive Plan of the Company with the award pool of the Phase I Share Incentive Plan of the Company and to comply with the applicable rules under the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the “Listing Rules”), and (c) the 2019 Performance Share Unit Plan of the Company be amended and restated, in substantially the form as Appendix III as attached to the notice of the Extraordinary General Meeting, to comply with the applicable rules under the Listing Rules.

[1]

Please insert the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this proxy card will be deemed to relate to all the shares in the Company registered in your name(s).

[2]

A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint one or more proxies to attend and vote in his or her stead. Please insert the name of the person(s) of your own choice that you wish to be appointed proxy in the space provided. If any proxy other than the Chairman is preferred, strike out the words “THE CHAIRMAN OF THE EXTRAORDINARY GENERAL MEETING OR” and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his or her stead. ANY ALTERATION MADE TO THIS PROXY CARD MUST BE INITIALED BY THE PERSON(S) WHO SIGN(S) IT.

[3]

IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “FOR.” IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “AGAINST.” IF YOU WISH TO ABSTAIN FROM VOTING ON A PARTICULAR RESOLUTION, TICK THE APPROPRIATE BOX MARKED “ABSTAIN.” Failure to complete any or all the boxes will entitle your proxy to cast his or her votes at his or her discretion.

	PROPOSALS	FOR (Note 3)	AGAINST (Note 3)	ABSTAIN (Note 3)
3.

As an ordinary resolution,

THAT, conditional upon and with effect from the Company’s proposed listing on the Hong Kong Stock Exchange, to grant a general mandate (the “Sales Mandate”) to the board of directors to issue, allot, and deal with additional ordinary shares of the Company up to a maximum of 20% of the total number of issued and outstanding shares of the Company immediately following the completion of the proposed listing on the Hong Kong Stock Exchange (without taking into account the shares which may be issued pursuant to any share option scheme or share incentive plan or upon any conversion of outstanding convertible notes issued by the Company).

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4.

As an ordinary resolution,

THAT, conditional upon and with effect from the Company’s proposed listing on the Hong Kong Stock Exchange, to grant a general mandate (the “Repurchase Mandate”) to the board of directors to repurchase shares of the Company up to a maximum of 10% of the total number of issued and outstanding shares of the Company immediately following the completion of the proposed listing on the Hong Kong Stock Exchange (without taking into account the shares which may be issued pursuant to any share option scheme or share incentive plan or upon any conversion of outstanding convertible notes issued by the Company).

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5.

As an ordinary resolution,

THAT, subject to the passing of resolutions 3 and 4 above and conditional on and with effect from the completion of the Company’s proposed listing on the Hong Kong Stock Exchange, during the Relevant Period (as defined in the notice of the Extraordinary General Meeting), the Sale Mandate be and is hereby extended by the addition to the total number of ordinary shares which may be allotted and issued or agreed to be allotted and issued by the directors of the Company pursuant to such general mandate of an amount representing the total number of the ordinary shares purchased by the Company pursuant to the Repurchase Mandate, provided that such extended amount shall not exceed 10% of the total number of issued and outstanding ordinary shares immediately following the completion of the Company’s proposed listing on the Hong Kong Stock Exchange (without taking into account the Ordinary Shares which may be issued pursuant to any share option scheme or share incentive plan or upon any conversion of outstanding convertible notes issued by the Company).

Dated	, 2023	Signature(s) (Note 4)

This proxy card must be completed, signed by the person registered in the register of members at the close of business on March 6, 2023 (Beijing time) and returned to the Company no less than 48 hours before the time appointed for the holding of the Extraordinary General Meeting.

[4]

This proxy card must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be executed under the hand of an officer or attorney duly authorized to sign the same.